SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 6)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))

Common Stock

(Title of Class of Securities)

30162V409

(CUSIP Numbers of Class of Securities)

Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.

Irving, TX 75061

(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Maurice M. Lefkort; Sean M. Ewen

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Telephone: (212) 728-8239; (212) 728-8867

Facsimile: (212) 728-9239; (212) 728-9867

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2022, by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”) as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on February 1, 2022 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on February 7, 2022 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule TO filed with the SEC on February 24, 2022 (“Amendment No. 3”), that certain Amendment No. 4 to Schedule TO filed with the SEC on February 28, 2022 (“Amendment No. 4”) and that certain Amendment No. 5 to Schedule TO filed with the SEC on March 2, 2022 (“Amendment No. 5”, together with the Original Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule TO”). This Amendment No. 6 serves to file the Form of Certificate of Designations for Exela’s Series B Preferred Stock which will be filed with the Secretary of State of the State of Delaware, and take effect, on the closing of the Offer. You should read this Amendment No. 6 together with the Schedule TO, the Offer to Exchange and the Offer Documents.

Additionally, the Certificate of Designations for the Company’s Series A Preferred Stock provides that the Conversion Rate is subject to adjustment upon the occurrence of certain events.  The Company is unable to determine at this time if the Offer will result in an adjustment, as the adjustment, if any, will depend on a number of factors including the trading price of the Common Stock for 20 trading days following the expiration of the Offer.

Items 1 through 11.

Items 1 – 11 are hereby amended and updated by the Amended and Restated Offer to Exchange, dated February 24, 2022, which is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated January 26, 2022(1)
(a)(1)(B)	Letter of Transmittal(1)
(a)(1)(C)	Notice of Guaranteed Delivery(1)
(a)(1)(D)	Letter to Broker(1)
(a)(1)(E)	Letter to Clients(1)
(a)(1)(F)	Form of Summary Advertisement, dated January 26, 2022(1)
(a)(1)(G)	Supplement No. 1 to the Offer to Exchange, dated February 7, 2022(3)
(a)(1)(H)	Amended and Restated Letter of Transmittal(3)
(a)(1)(I)	Amended and Restated Offer to Exchange, dated February 24, 2022(4)
(a)(1)(J)	Second Amended and Restated Letter of Transmittal(4)
(a)(1)(K)	Third Amended and Restated Letter of Transmittal(5)
(a)(1)(L)	Notice of Guaranteed Delivery(6)
(a)(1)(M)*	Form of Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock
(a)(5)(A)	Press Release issued by the Company, dated January 26, 2022(1)
(a)(6)(A)	Exela Webpage(1)
(a)(7)(A)	Form of E-mail Communication to be sent by the Company commencing January 31, 2022(2)
(a)(8)(A)	Press Release issued by the Company, dated February 7, 2022(3)
(a)(9)(A)	Updated Exela Webpage, dated February 7, 2022(3)
(a)(10)(A)	Press Release issued by the Company, dated February 24, 2022(4)
(a)(11)(A)	Updated Exela Webpage, dated February 24, 2022(4)
(a)(12)(A)	Amendment No. 1 to Updated Exela Webpage, dated February 24, 2022(6)
107	Filing Fee Table(4)

*	Filed herewith.
(1)	Incorporated by reference from the Original Schedule TO, filed by the Company with the Securities and Exchange Commission on January 26, 2022.
(2)	Incorporated by reference from Amendment No. 1 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 1, 2022.

(3)	Incorporated by reference from Amendment No. 2 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 7, 2022.
(4)	Incorporated by reference from Amendment No. 3 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 24, 2022.
(5)	Incorporated by reference from Amendment No. 4 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 28, 2022.
(6)	Incorporated by reference from Amendment No. 5 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 2, 2022.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Exela Technologies, Inc.

By:	/s/ Erik Mengwall
Name: Erik Mengwall
Title: Secretary

Date: March 3, 2022

EXHIBIT INDEX

(a)(1)(M)*	Form of Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock

*	Filed herewith.

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